SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                               FORM T-1

                       STATEMENT OF ELIGIBILITY
                 UNDER THE TRUST INDENTURE ACT OF 1939
             OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

           CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
           OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)  X



                  THE FIRST NATIONAL BANK OF CHICAGO
          (Exact name of trustee as specified in its charter)

     A National Banking Association              36-0899825
                                                 (I.R.S. employer
                                                 identification number)

     One First National Plaza, Chicago, Illinois 60670-0126
     (Address of principal executive offices)    Zip Code)

                  The First National Bank of Chicago
                 One First National Plaza, Suite 0286
                    Chicago, Illinois   60670-0286
        Attn:  Lynn A. Goldstein, Law Department (312) 732-6919
       (Name, address and telephone number of agent for service)

                        ______________________________

                            CP Limited Partnership
              (Exact name of obligor as specified in its charter)

     Maryland                                    38-3140664
     (State or other jurisdiction of             (I.R.S. employer
      incorporation or organization)             identification number)


     6430 South Quebec Street
     Englewood, Colorado                         80111
     (Address of principal executive offices)    (Zip Code)


                                Debt Securities
                        (TITLE OF INDENTURE SECURITIES)

ITEM 1. GENERAL INFORMATION. Furnish the following information as to the trustee:

           (A)  NAME AND ADDRESS OF EACH EXAMINING OR
           SUPERVISING AUTHORITY TO WHICH IT IS SUBJECT.

           Comptroller of Currency, Washington, D.C.,
           Federal Deposit Insurance Corporation,
           Washington, D.C., The Board of Governors of the Federal Reserve System, Washington D.C.

           (B)  WHETHER IT IS AUTHORIZED TO EXERCISE
           CORPORATE TRUST POWERS.

           The trustee is authorized to exercise corporate trust powers.

ITEM 2. AFFILIATIONS WITH THE OBLIGOR. If the obligor is an affiliate of the trustee, describe each such affiliation.

           No such affiliation exists with the trustee.


ITEM 16.   LIST OF EXHIBITS.   List below all exhibits filed as a
           PART OF THIS STATEMENT OF ELIGIBILITY.

           1. A copy of the articles of association of the trustee now in effect.*

           2. A copy of the certificates of authority of the trustee to commence business.*

           3. A copy of the authorization of the trustee to exercise corporate trust powers.*

           4. A copy of the existing by-laws of the trustee.*

           5. Not Applicable.

           6. The consent of the trustee required by
              Section 321(b) of the Act.

           7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

           8. Not Applicable.

           9. Not Applicable.


     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, The First National Bank of Chicago, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and the State of Illinois, on this 4th day of December, 1997.


             THE FIRST NATIONAL BANK OF CHICAGO,
             TRUSTEE

             By  /s/ John R. Prendiville
                John R. Prendiville
                Vice President




* EXHIBIT 1, 2, 3 AND 4 ARE HEREIN INCORPORATED BY REFERENCE TO EXHIBITS BEARING IDENTICAL NUMBERS IN ITEM 16 OF THE FORM T-1 OF THE FIRST NATIONAL BANK OF CHICAGO, FILED AS EXHIBIT 25.1 TO THE REGISTRATION STATEMENT ON FORM S-3 OF SUNAMERICA, INC., FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1996 (REGISTRATION NO. 333-14201).

                             EXHIBIT 6



                THE CONSENT OF THE TRUSTEE REQUIRED
                   BY SECTION 321(b) OF THE ACT



                                                December 4, 1997


Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

     In connection with the qualification of an indenture between CP Limited Partnership and The First National Bank of Chicago, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


                    Very truly yours,

                    THE FIRST NATIONAL BANK OF CHICAGO

                    By   /s/ John R. Prendiville
                         John R. Prendiville
                         Vice President

                                     EXHIBIT 7

Legal Title of Bank:  The First National Bank           Call Date: 09/30/97
                         of Chicago                     ST-BK:17-1630 FFIEC 031
Address:              One First National Plaza, Ste 0303             Page RC-1
City, State  Zip:     Chicago, IL  60670

FDIC Certificate No.:  0/3/6/1/8

CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL
AND STATE-CHARTERED SAVINGS BANKS FOR SEPTEMBER 30, 1997

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

SCHEDULE RC--BALANCE SHEET


                                                    DOLLAR AMOUNTS IN          C400
                                                       THOUSANDS        RCFD  BIL MIL THOU
                                                       _________        ____  ____________
ASSETS
1. Cash and balances due from depository
institutions (from Schedule RC-A):
   a. Noninterest-bearing balances and currency
   and coin(1)                                                           0081   4,499,157    1.a.
   b. Interest-bearing balances(2)                                       0071   6,967,103    1.b.
2. Securities
   a. Held-to-maturity securities(from Schedule
   RC-B, column A)                                                       1754           0    2.a.
   b. Available-for-sale securities
   (from Schedule RC-B, column D)                                        1773   5,251,713    2.b.
3. Federal funds sold and securities purchased under
   agreements to resell                                                  1350   5,561,976    3.
4. Loans and lease financing receivables:
   a. Loans and leases, net of unearned income
   (from Schedule RC-C)                                RCFD 2122 24,171,565                  4.a.
   b. LESS: Allowance for loan and lease losses        RCFD 3123    419,216                  4.b.
   c. LESS: Allocated transfer risk reserve            RCFD 3128          0                  4.c.
   d. Loans and leases, net of unearned income,
   allowance, and reserve (item 4.a minus 4.b and 4.c)                   2125  23,752,349    4.d.
5. Trading assets (from Schedule RD-D)                                   3545   6,238,805    5.
6. Premises and fixed assets (including capitalized leases)              2145     717,303    6.
7. Other real estate owned (from Schedule RC-M)                          2150       7,187    7.
8. Investments in unconsolidated subsidiaries and associated
   companies (from Schedule RC-M)  ...                                   2130      77,115    8.
9. Customers' liability to this bank on acceptances outstanding          2155     614,921    9.
10. Intangible assets (from Schedule RC-M)                               2143     277,105   10.
11. Other assets (from Schedule RC-F)                                    2160   2,147,141   11.
12. Total assets (sum of items 1 through 11)                             2170  56,108,875   12.


______________
(1)  Includes cash items in process of collection and unposted debits.
(2)  Includes time certificates of deposit not held for trading.

Legal Title of Bank:   The First National Bank        Call Date:  09/30/97
                       of Chicago                     ST-BK:  17-1630 FFIEC 031
Address:               One First National Plaza, Ste 0303             Page RC-2
City, State  Zip:      Chicago, IL  60670
FDIC Certificate No.:   0/3/6/1/8

SCHEDULE RC-CONTINUED
                                                            DOLLAR AMOUNTS IN

                                                           DOLLAR AMOUNTS IN
                                                                THOUSANDS            BIL MIL THOU
                                                             _______________         ______________
LIABILITIES
13. Deposits:
   a. In domestic offices (sum of totals of columns A and C
      from Schedule RC-E, part 1)..........................                RCON 2200  21,496,468   13.a
      (1) Noninterest-bearing(1)........................... RCON 6631  8,918,843                   13.a.1
      (2) Interest-bearing ................................ RCON 6636 12,577,625                   13.a.2
   b. In foreign offices, Edge and Agreement subsidiaries,
      and IBFs (from Schedule RC-E, part II)                               RCFN 2200  14,164,129   13.b.
      (1) Noninterest bearing  ............................ RCFN 6631    352,399                   13.b.1
      (2) Interest-bearing ................................ RCFN 6636 13,811,730                   13.b.2
14. Federal funds purchased and securities sold under agreements
   to repurchase:                                                          RCFD 2800   3,894,469   14
15. a. Demand notes issued to the U.S. Treasury                            RCON 2840      68,268   15.a
   b. Trading Liabilities(from Schedule RC-D)............................. RCFD 3548   5,247,232   15.b
16. Other borrowed money:
   a. With a remaining  maturity of one year or less                       RCFD 2332   2,608,057   16.a
   b. With a remaining  maturity of than one year through three years           A547     379,893   16.b
 .  c.  With a remaining maturity of more than three years ..................... A548     323,042   16.c
17. Not applicable
18. Bank's liability on acceptance executed and outstanding............    RCFD 2920     614,921   18
19. Subordinated notes and debentures (2)..............................    RCFD 3200   1,700,000   19
20. Other liabilities (from Schedule RC-G).............................    RCFD 2930   1,222,121   20
21. Total liabilities (sum of items 13 through 20).....................    RCFD 2948  51,718,600   21
22. Not applicable
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus......................    RCFD 3838           0   23
24. Common stock ......................................................    RCFD 3230     200,858   24
25. Surplus (exclude all surplus related to preferred stock)...........    RCFD 3839   2,989,408   25
26. a. Undivided profits and capital reserves..........................    RCFD 3632   1,175,518   26.a.
    b. Net unrealized holding gains (losses) on available-for-sale
    securities ........................................................    RCFD 8434      26,750   26.b.
27. Cumulative foreign currency translation adjustments................    RCFD 3284     (2,259)   27
28. Total equity capital (sum of items 23 through 27)..................    RCFD 3210   4,390,275   28
29. Total liabilities and equity capital (sum of items 21 and 28)......    RCFD 3300  56,108,875   29

Memorandum
To be reported only with the March Report of Condition.
1. Indicate in the box at the right the number of the statement below that best describes the  most comprehensive level of auditing work performed for the
   bank by independent external                                                           Number
   auditors as of any date during 1996 . . . . . . . . . . . . . . . . . . RCFD 6724      N/A      M.1

1 = Independent audit of the bank conducted in accordance      4 = Directors' examination of the bank
with generally accepted auditing standards by a certified      performed by other external auditors
public accounting firm which submits a report on the bank      (may be required by a state chartering
                                                               authority)
2 = Independent audit of the bank's parent holding company     5 = Review of the bank's financial statements by
conducted in accordance with generally accepted auditing       external auditors
standards by a certified public accounting firm which          6 = Compilation of the bank's financial statements
submits a report on the consolidated holding company           by external auditors
(but not on the bank separately)                               7 = Other audit procedures (excluding tax
                                                               preparation work)
3 = Directors' examination of the bank conducted in            8 = No external audit work
accordance with generally accepted auditing standards
by a certified public accounting firm (may be required
by state chartering authority)

_____________
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2) Includes limited-life preferred stock and related surplus.

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